Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 1, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Orlich

Re:	First Trust Alternative Opportunities Fund (the “Fund” or the “Registrant”)
(File Nos. 333-213003; 811-23179); Response to Examiner Comments on PRE 14A

Dear Mr. Orlich:

This letter responds to the staff’s comment that you provided via telephone on November 22, 2022, in connection with your review of the Fund’s above-referenced preliminary proxy statement (“Proxy Statement”) on Schedule 14A. The changes to the Fund’s disclosure discussed below will be reflected in the Fund’s definitive Proxy Statement.

For your convenience, we have repeated your comment below in bold, and our response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy Statement, unless otherwise indicated.

1.	Please confirm all applicable information required by Item 22(c) of Schedule 14A has been disclosed, including Item 22(c)(2) (in particular information about directors or general partners of Palmer Square).

With respect to Item 22(c)(2) of Schedule 14A, the Registrant has revised the disclosure in the Proxy Statement under the heading “Information About Palmer Square Capital Management, LLC” as follows:

Palmer Square Capital Management LLC is located at 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, KS 66205, which is the address of the following individuals who constitute the principal executive officers of Palmer Square. Christopher D. Long, Founder, CEO, President and Chairman of Palmer Square and Angie K. Long, Chief Investment Officer of Palmer Square have a controlling interest in Palmer Square as members of Palmer Square, which is a limited liability company. Each of Mr. Long’s and Ms. Long’s principal occupation is their respective position at Palmer Square. As of May 31, 2022, Palmer Square has $22.4 billion in assets under management.

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The Registrant supplementally confirms that all other applicable information required by Item 22(c) of Schedule 14A has been disclosed.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

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